

April 27, 2012

Via E-mail

Michael Foster
General Counsel
Tronox Incorporated
3301 N.W. 150th Street
Oklahoma City, OK 73134

> **Re: Tronox Limited**
> **Tronox Incorporated**
> **Amendment No.3 to Registration Statement on Form S-4**
> **Filed April 23, 2012**
> **File No. 333-178835**

Dear Mr. Foster:

We have reviewed your registration statement and have the following comments.

General

1.   We note the Rule 425 communication filed on April 27, 2012, where you discuss among other things, certain EBITDA margin (see page 13 of the presentation) and provide an "Industry Capacity Utilization" overview and related management estimates (refer to pages 24-25 of the presentation) which presently are not part of your prospectus disclosures. Please ensure that all Rule 425 communications and other soliciting materials are consistent with the disclosures contained in this filing.

Q: What are the principal differences between electing the receive Class A Shares and cash and electing to receive Exchangeable Shares in connection with the Transaction?, page 8

2.   We note your response to comment nine in our letter dated April 5, 2012. Please clarify whether the value of the assets of Tronox Incorporated post-transaction would differ materially from the value of the assets prior to the transaction and explain whether there would be any impact on the economic rights of holders of Class A shares and those holding Exchangeable Shares in the event of dissolution.

Regulatory Matters, page 279

Consent of the Financial Surveillance Department, page 279

3.   We note your response to comment seven in our letter dated April 5, 2012.
        Please reconcile your disclosure stating that Exxaro "was required to obtain"
        preliminary FSD consent with your response in which you state that "[r]eceiving
        feedback from FSD allowed Exxaro and Tronox Incorporated to determine the
        viability of the 'various structures under discussion...'"

Antitrust Approvals, page 288

4.   We note that at the end of the last paragraph on page 288 you have removed
        disclosure related to certain conditions to the completion of the Transaction which
        could not have been waived by either party. We note that the conditions related
        to, among other things, no legal prohibition of the Transaction and the
        effectiveness of the registration statement. Please explain the reasons for this
        change and consider whether other aspects of your disclosure may be affected as a
        result.

Unaudited Pro Forma Condensed Combined Financial Statements, page 310

5.   We have read your response to comment eight in our letter dated April 5, 2012
        and the revision to the pro forma statements related thereto, including adjustment
        (e) described on page 321. Please tell us how legal and professional fees of $12.0
        million, indirect environmental claims of $24.3 million and fees related to the
        Rights Offering and other debt related costs of $9.2 million are directly related to
        the bankruptcy or merger transactions and are non-recurring. Alternatively,
        please revise this pro forma adjustment accordingly.

Exhibit 10.14 – Credit and Guaranty Agreement dated February 8, 2012

6.   We note your response to comment 16 in our letter dated April 5, 2012. It
        appears, however, that you have filed the Consent, Waiver and Amendment No.2
        to the Credit Agreement as Exhibit 10.14. Please file the correct agreement with
        your next pre-effective amendment.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-mail</u>
        Daniel E. Wolf, Esq.
        Christian O. Nagler, Esq.
        Claire Sheng, Esq.
        Kirkland & Ellis LLP